Filed by Cantor Equity Partners, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners, Inc.

Commission File No. 001-42250

Date: April 23, 2025

Brandon Lutnick, Chairman and Chief Executive Officer of Cantor Equity Partners, Inc. (the “Company”), made the following communications on April 23, 2025. The Company is a party to a previously disclosed Business Combination Agreement (the “Business Combination Agreement”), dated as of April 22, 2025, by and among the Company, Twenty One Capital, Inc., a Texas corporation (“Pubco”), Twenty One Merger Sub D, a Cayman Islands exempted company, Twenty One Assets, LLC, a Delaware limited liability company, Tether Investments, S.A. de C.V., an El Salvador Sociedad anónima de capital variable, iFinex, Inc., a British Virgin Islands company, and solely for the purposes of certain provisions in the Business Combination Agreement, Stellar Beacon LLC, a Delaware limited liability company.

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Additionally, on April 23, 2025, Jack Mallers, Co-Founder and Chief Executive Officer of Pubco, was interviewed live on Bloomberg Technology with hosts Caroline Hyde and Ed Ludlow. A transcript of the interview follows:

Bloomberg Tech: Cantor, Tether, SoftBank Back New Bitcoin Firm (4/23/25)

Caroline Hyde/BBG: Cantor Fitzgerald is creating a new company called Twenty One, accumulating bitcoin. it plans to launch with more than 42,000 bitcoin and the co-founder and CEO joins us now. Great to have you on. Jack, when did this idea come to you?

Jack Mallers/Twenty One: Uh, the founding story. So I co-founded the business with tether. Um, I would say I've known the tether group for over a decade. There just weren't that many Bitcoiners around over ten years ago. So we, you know, we've done a lot of work together in El Salvador, etc. we've been so inspired by Michael Saylor and all of the public companies acquiring Bitcoin. But I would say over the last few years, that inspiration turned into what we thought was an opportunity and a hole in the market that we could deliver on, which is bringing blue chip credibility and startup upside. We feel like we can bring enough capital and be big enough to win. We're small enough to grow and most importantly, a pure Bitcoin business. A lot of these companies, they're pivoting from a past operating business. They're rebranding, changing their name. They're maybe selling video games to buy bitcoin or selling medical equipment to buy bitcoin. And we're a purpose built bitcoin company. We're going to build bitcoin products, Bitcoin cash flow. And we're going to give Bitcoin per share growth to shareholders. And be hopefully the best way for investors to get bitcoin exposure in the public markets.

Ed Ludlow/BBG: Jack I think off camera, just before we started you used the word vehicle, a vehicle for Bitcoin. I think like a reasonable question that people have is what does the CEO of a new company whose mission is to accumulate Bitcoin do day to day. Like, what is it that you're going to try and manage or achieve?

Jack Mallers/Twenty One: Yeah. So for all the Bitcoiners out there, we encourage you to check out our filing. We've introduced two new metrics to the public markets. One is BPF stands for Bitcoin per share as opposed to earnings per share. And the other is BR which stands for Bitcoin return rate. And my job and what I'm dedicated to do for our shareholders, in which we view similar to our customers, is grow our Bitcoin per share. So we're an operating company. And when you buy a share of Twenty One, in a hypothetical sense, what we intend to do is let's say our Bitcoin per share is 0.05. Our intent is to be able to grow that to 0.06. Bitcoin per share 0.07. Bitcoin per share. Where a vehicle like an ETF your exposure is static. So Twenty One is an operating business. And we will be building Bitcoin products, Bitcoin operative cash flow. And then using the capital markets to grow the Bitcoin on our balance sheet. So we want our shareholders to get wealthier get richer in Bitcoin terms. And our metrics encourage the market to view us not in fiat terms in Bitcoin terms, because we're not here to necessarily beat the market. We're here to build a new one and encourage the world to adopt Bitcoin in a sense that we believe it hasn't yet.

Caroline Hyde/BBG: But Jack you already have a Bitcoin product and it's strike. Yes. And it's where people can buy sell store their crypto. What happens to that. Are you still going to be leading that business?

Jack Mallers/Twenty One: Yeah I'm the CEO of both companies. We're actually disclosing today at strike some of our financials. So strike immensely profitable. We have over 20% EBITDA margin, 85% gross profit margin. We have only 75 employees. So on a gross or net profit per employee basis, we got to be one of, if not the biggest in the bitcoin space in that regard. And so it's an incredibly strong business. It's doing well. I'm so proud of the employees and our investors and thankful for our customers. And you know Caroline you can just do things. And I'm going to lead both businesses. I truly believe my purpose on this planet is to try and help Bitcoin have a chance to change the world in what I believe is the right direction, and I think strike in Twenty One both independently work towards that.

Ed Ludlow/BBG: Jack, you have plans to raise capital and I guess not just like as a one off over time raised capital, right? How will that work in practice? What mechanisms will you use? And a lot of people that watch the show, like ask if they're not registered institutional investors, like, how can they participate in that?

Jack Mallers/Twenty One: Yes. I thought for a second you were going to offer me some money to buy some Bitcoin?

Ed Ludlow/BBG: Absolutely not. Absolutely not. I'm kidding. Go with my actual question.

Jack Mallers/Twenty One: No, totally. So listen, we are hopeful to have our shares listed on a stock exchange under the ticker XXI. Today we are trading under CEP, which Caroline mentioned is our Cantor Equity Partners. And that stock is trading in live today. Uh, if it's successfully merged upon closing it will be XXI. We do intend to raise as much capital as we possibly can to acquire Bitcoin. Again, my one rule to my shareholders is it will be accretive. Our Bitcoin per share will grow. We will never have Bitcoin per share negative. At least that's our intent. Our intent is to make sure that when you're a shareholder of Twenty One that you're getting wealthier in Bitcoin terms. And that's my job as a CEO to deliver that. So we plan on raising capital in all different type of sectors and markets, and really blending Bitcoin and incorporating it in the traditional financial system to deliver a powerful equity to the public markets for Bitcoiners.

Caroline Hyde/BBG: Is that the selling point versus ETFs, because you came up with this idea over the course of years. And since that time, there's not just been strategy that you can invest in or block, but you can get spot Bitcoin ETFs. What's the upside? And in fact, a viewer from Bloomberg is asking like how can you have more bips than an ETF?

Jack Mallers/Twenty One: Right. Okay, so I got to be clear. I'm not preaching a future that I can I can promise this is hypothetical and this is our intent. Somewhere. My lawyers are like, that's our guy, right? But our intent, Caroline, is that when you buy a share of Twenty One and let's say that's 0.005 Bitcoin per share, we go out and we intend to close deals, build products, add Bitcoin to our treasury to where in which you get a press release and you say wow Twenty One Bitcoin per share grew from 0.05 to 0.06. I just got more Bitcoin exposure. I got wealthier in bitcoin terms just by being a shareholder of this company. An ETF is not an operating company, you know. Ibid is an outgrowing your exposure to Bitcoin. It's a static exposure through their security instrument. Whereas for us we're a business. I'm a CEO, I get up, I work every day to grow. How much Bitcoin your share represents on our balance sheet. That's the big difference.

Ed Ludlow/BBG: Great to have you back on the show.

Caroline Hyde/BBG: That does it for this edition of Bloomberg Technology.

Additional Information and Where to Find It

Pubco and the Company intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of the Company and a prospectus (the “Proxy Statement/Prospectus”) in connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of the Company as of a record date to be established for voting on the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. The Company and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions or the concurrent private purchases of convertible notes (the “Convertible Notes”) and Class A ordinary shares by certain investors (the “PIPE Investments”). BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF THE COMPANY AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE COMPANY’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by the Company and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Twenty One Capital, Inc., via email at info@xxi.money, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and the Class A ordinary shares of the Company to be issued in the PIPE Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

The Company, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of the Company’s securities are, or will be, contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on March 28, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of the Company’s shareholders in connection with the Proposed Transactions, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco and the Company with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco and the Company, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, the Company and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions , the assets held by Pubco, the price and volatility of Bitcoin, Bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, Pubco’s listing on any securities exchange, the macro and political conditions surrounding Bitcoin, the planned business strategy including Pubco’s ability to develop a corporate architecture capable of supporting financial products built with and on Bitcoin and future innovations that will replace legacy financial tools with Bitcoin-aligned alternatives, Pubco’s ability to grow its Bitcoin per share, plans and use of proceeds as well as any potential future capital raises, objectives of management for future operations of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions, and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; the risk that the Proposed Transactions may not be completed by the Company’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Company’s shareholders, or either of the PIPE Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the Company’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of the Company or the shares of Class A common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Proposed Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; the risks that growing Pubco’s learning programs and educational content could be difficult; challenges in implementing Pubco’s business plan including Bitcoin-related financial and advisory services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, the Company or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or the Company filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of the Company dated as of August 12, 2024 and filed by the Company with the SEC on August 13, 2024, the Company’s Quarterly Reports on Form 10-Q, the Company’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and the Company and the Proxy Statement/Prospectus contained therein, and other documents filed by the Company and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither the Company nor Pubco presently know or that the Company and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of the Company and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Pubco gives any assurance that either the Company or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Pubco or any other person that the events or circumstances described in such statement are material.